12 E 49th Street New York, NY 10017 wework.com

June 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Victor Rivera Melendez and Ruairi Regan

Re:	WeWork Inc.
Registration Statement on Form S-3
Filed June 5, 2023
File No. 333-272425
(the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WeWork Inc. hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 12, 2023, or as soon as practicable thereafter.

Please contact Kerry S. Burke of Covington & Burling LLP at (202) 662-5297 or kburke@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Burke by telephone when this request for acceleration has been granted.

* * *

[Signature Page Follows]

Very truly yours,

WeWork Inc.

		By:	/s/ Pamela Swidler
		Name:	Pamela Swidler
		Title:	Chief Legal Officer

cc:	David Tolley, Chief Executive Officer
Kerry S. Burke, Covington & Burling LLP

[Signature Page to Acceleration Request Letter]